UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-41713

ATS CORPORATION
(Translation of registrant’s name into English)

730 Fountain Street North
Building 3
Cambridge, Ontario N3H 4R7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

 INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this form 6-K are incorporated by reference as additional exhibits to the registrant's Registration Statements on Form F-10 (File No. 333-278270) and Form S-8 (File No. 333-273050).

EXHIBIT INDEX

99.1	Management's Discussion and Analysis of the registrant for the quarter ended September 28, 2025
99.2	Financial Statements of the registrant for the quarter ended September 28, 2025
99.3	Certification of Interim Filings - interim Chief Executive Officer
99.4	Certification of Interim Filings - interim Chief Financial Officer
99.5	Press Release dated November 5, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION (Registrant)

Date: November 5, 2025	By:	/s/ Gordon Raman
Name: Gordon Raman
Title: Chief Legal Officer